FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: May 25, 2007	/s/ Stephen Taylor _______________________________________ Stephen Taylor Chief Financial Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC SHAREHOLDERS APPROVE

NEW CORPORATE HEADQUARTERS IN EUROPE

Dublin, Ireland office to be operational in June 2007

May 25, 2007 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the global Internet gaming market, announced today that at a Special Meeting of Holders of Common Shares held yesterday evening in Toronto, 99.25% of shareholders approved a proposed plan of arrangement that will reconstitute CryptoLogic Inc. into an indirect wholly-owned subsidiary of CryptoLogic Limited, a company incorporated under the laws of Guernsey with corporate headquarters in Dublin, Ireland.

Implementation of the arrangement remains subject to final court approval from the Ontario Superior Court of Justice, at a hearing scheduled for May 29, 2007. If approved, it is anticipated that the arrangement will become effective June 1, 2007.

CryptoLogic Exchange Corporation (“CEC”) and CryptoLogic Limited have each received conditional listing approval from the Toronto Stock Exchange. The CEC Exchangeable Shares and CryptoLogic Limited ordinary shares are expected to commence trading on TSX at the opening on June 1, 2007. The CryptoLogic Limited ordinary shares are expected to commence trading on NASDAQ June 1, 2007. The Common Shares of CryptoLogic Inc. will be delisted from TSX and NASDAQ immediately prior to the listing of the CEC Exchangeable Shares and CryptoLogic Limited ordinary shares.

“CryptoLogic’s plan to establish a new corporate headquarters in Europe is about investing for our future, and charting a course for growth in both Europe and Asia,” said Javaid Aziz, CryptoLogic’s President and CEO. “By approving our new corporate headquarters, shareholders are clearly on board with our plan to grow CryptoLogic through geographic expansion and diversification in the industry’s most attractive markets. I thank them for their confidence in our vision, our strategy and our team.”

The previously announced location in Ireland will bring CryptoLogic closer to its business customers and their principal markets, and facilitate a global strategy featuring an expansion into Asia. Major European jurisdictions, such as the United Kingdom and Holland, are embracing CryptoLogic’s long-held view of the merits of regulating the industry for the protection of players and the repatriation of revenue.

CryptoLogic expects the new corporate headquarters to be operational by June 2007.

TEL (416) 545-1455  FAX (416) 545-1454

55 ST. CLAIR AVENUE WEST, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Inc. is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Ltd., a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games around the world to non-U.S. based players. For information on WagerLogic(, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the NASDAQ Global Select Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

For more information, please contact:

CryptoLogic, (416) 545-1455	Argyle Rowland Communications, (416) 968-7311 (North American media only)
Ken Wightman, Communications
Dan Tisch, ext. 223/dtisch@argylerowland.com

Corfin Communications (UK media only)
Ben Hunt, +44 207 929 8985
Neil Thapar, +44 207 929 8999
Harry Chathli, +44 207 979 8980

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.